2002年 7月25日 16時55分 UFJH ドワイヨウホワン NO. 575 P. 1/6

82-5769

02 JUL 25 AM 10:01

UFJ Holdings, Inc

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

SUPPL

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	July 25, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	6 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

02042889

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

dlw 7/29

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 25, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

FOR IMMEDIATE RELEASE

UFJ Bank Limited
Hitachi, Ltd.

UFJ Bank and Hitachi Sign Basic Agreement for IT Outsourcing

Tokyo, Japan, July 25 – UFJ Bank Limited (a wholly owned subsidiary of UFJ Holdings, Inc., TSE:8307) and Hitachi, Ltd. (NYSE:HIT, TSE:6501) today announced the conclusion of an IT Outsourcing agreement. Under the terms of the basic agreement outlined below, Hitachi will start providing services to UFJ Bank on October 1 this year.

1. Outline of the Basic Agreement

Long-Term Outsourcing Agreement

Details	UFJ Bank will outsource the development of systems for domestic banking operations and the operation of these systems to Hitachi.
Term	10-year period from October 1, 2002 through September 30, 2012
Amount	Approx. ¥250.0 billion over 10 years

Joint Development of Modular Computer System for Banking

UFJ Bank and Hitachi will jointly develop a mainframe banking system made up of application modules. This will greatly simplify the addition of new services and the provision of multi-faceted services. There will be sub-systems designed specifically for each product and service. Together, these advances will create a more stable, open system.

2. Other Terms of the Agreement

The long-term, 10-year outsourcing agreement, which stems from a longstanding partnership between UFJ Bank and Hitachi, will allow UFJ Bank to pare IT costs and continuously introduce the latest IT technologies.

Hitachi will take an equity interest in a wholly owned UFJ Bank subsidiary Sanwa

System Development Co., Ltd. This company (see the Reference) will then be renamed and positioned as the fulcrum of Hitachi's outsourcing business.

UFJ Bank will sell software assets* to Hitachi Capital Corporation (President and Representative Director: Kaichi Murata), which Hitachi will then lease for use in its outsourcing business and for facilitating business to other banks.
*The estimated sales price of the software, which relates to domestic banking operations, is approximately ¥50 billion.

3. Objectives of Outsourcing
(UFJ Bank)
Computer systems for banking are growing in importance as a vital social infrastructure and are also tending to become faster and more complex in nature. These trends require systems to be more reliable and efficient.

UFJ Bank has achieved the planning, development and operation of the systems by itself and its subsidiaries. The IT outsourcing to a leading company like Hitachi and the collaboration with it through the IT vehicle will make possible the development and operation of systems that are even more advanced and stable.

Risk management will also be strengthened by drawing on Hitachi's high level of expertise.

Greater efficiency in systems development and operations from outsourcing these functions will allow UFJ Bank to cut IT costs.

(Hitachi)
Hitachi will further develop its IT outsourcing business, which is one of the core in its information and telecommunication businesses, taking advantage of this outsourcing assignment of UFJ Bank's system, one of the best of its type in Japan.

Through participating in the management of UFJ Bank's system development subsidiary,

Hitachi will gain advanced know-how in banking businesses, and utilize it in providing other financial institutions with value-added services, including consultation and system development.

Hitachi will aggressively promote sales of systems and software packages to be developed through the collaboration with the UFJ Group on this project.

About UFJ Bank

UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc., is the core company of the UFJ Group, one of the four leading financial groups in Japan. Under the holding company, the Bank was formed through the merger of The Sanwa Bank, Limited and The Tokai Bank, Limited in January 2002. It consists of three business lines, namely, retail banking, corporate banking, and global banking and trading, and has the strong franchise in Tokyo, Nagoya and Osaka areas. As of March 31, 2002, the total assets were 72.3 trillion yen, loan amount was 42.5 billion yen, and deposit amount was 53.1 trillion yen.

About Hitachi

Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled 7,994 billion yen ($60.1 billion).The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://global.hitachi.com.

Reference

Profile of the New Company

Company name	UFJ Hitachi Systems Co., Ltd. (tentative)
Head office	Chuo-ku, Tokyo
Capital	¥50 million

President	Sunao Urakami
Shareholding	UFJ Bank 51%, Hitachi 49%
No. of employees	Approx. 450
Main business lines	· Planning, development and operation of banking systems on consignment. · Development of systems packages for other financial institutions. · All related work
Change of company name	October 1, 2002 (Coinciding with Hitachi's investment)